Mail Stop 3561

      							August 24, 2005


Via U.S. Mail and Fax (403-272-3620)

Mr. Riaz Sumar
Chief Financial Officer
TransAKT Corp.
Suite 260, 1414- 8th Street S.W.
Calgary, Alberta
Canada, T2R 1J6

	Re:	TransAKT Corp.
      Form 20-F for the Year Ended December 31, 2004
		File No. 000-50392

Dear Mr. Sumar:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Year Ended December 31, 2004
Item 15. Control and Procedures

1. We note your disclosure that "[w]ithin the 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our management, including our President and acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls
and procedures pursuant to Exchange Act Rule 13a-14."   Please
note
that filings after August 14, 2003 must comply with the disclosure
requirements of revised Item 15 of Form 20-F.   That is, you must
disclose the conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures. Please amend your Form 20-F accordingly.
2. Further, we note your disclosure that "[t]here were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation." Item 15 (d) of Form 20-F requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during the period covered by the annual report in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 15 of Form 20-F in future filings. Audit Report
3. Refer to the fourth paragraph. We note that the 2003 and 2002 financial statements have been audited by your former auditors, in which an unqualified opinion on the financial statements has been issued. Please revise to include the former auditor` report in the filing. Also, have your auditors revise their report to refer to "the standards of the Public Company Accounting Oversight Board (United States)" as required by PCAOB Auditing Standard No. 1.

Financial Statements and Notes
Note 2. Summary of Significant Accounting Policies
Revenue Recognition
4. You state that "[r]evenues from the sale of product are recognized upon shipment and when all significant contractual obligations have been satisfied and collection is reasonably assured." We note that your product line include mobile point of sale terminals, VoIP hardware and software products. Tell us and disclose the revenue earning process with respect to each of your products. If your policy differs that under US GAAP, advise us and disclose the impact in Note
19.
Note 4. Acquisition of Voice over Internet Protocol business

5. We note that the purchase price for the acquisition of IP
Mental
Inc (`IPM`)`s Voice over Internet Protocol business was $3,308,018 and that the amount was based on the fair value of 14,080,000 common shares issued on August 15, 2004.  However, we also note from Note
6
that you advanced $601,700 to IPM and that the balance was not collected on June 1, 2005 when it was due. Clarify for us whether the advance was contemplated in this acquisition. If so, explain to us why you did not include the advance in your purchase price allocation under SFAS 141 or revise. Further, tell us how you determined the fair value of the 14,080,000 shares issued in the acquisition.

6. We note that you allocated your purchase price of $3.3 million among capital assets and goodwill. Explain to us why you did not allocate any portion of the purchase price into other apparent intangibles such as patents and trademarks and customer relationship, etc. If your acquisition policy is different from that under US GAAP, please advise us the impact and address the difference in Note
19.  Refer to SFAS 141.

Note 10. Share Capital

7. You state in note (b) that "1,692,222 units were issued for
$0.23
per unit ... Each unit consisted of one common share and one share purchase warrant ..." Tell us how you fair value the warrants and where you have recorded them in the financial statements.


Note 19. Canadian and United States Generally Accepted Accounting
Principles

IPM acquisition

8. Provide the pro forma information regarding the IPM acquisition in accordance with paragraphs 54-55 of SFAS 141.

9. Disclose the primary reasons for the acquisition of IPM, including a description of the factors that contributed to a purchase price that results in recognition of goodwill. Refer to paragraph 51(b) of
SFAS 141 and revise. Also provide the disclosures required by paragraphs 51 (e) of SFAS 141.

Development Stage Company

10. You state that "the Company is a Development Stage Company (as described in U.S. SFAS 7)." As such, please provide all of the disclosures as required by paragraphs 11-12 of SFAS 7 and advise us.
If you are no longer a development stage company, revise to clarify your disclosures to that effect.
Exhibit 12

11. Please amend your Form 20-F to provide revised certifications so that these certifications conform exactly with the form of Rule
13a-
14(a) or Rule 15d-14(a) certification set forth within Instructions to exhibit 12 of Form 20-F.


*    *    *    *
      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Andrew Mew, Senior Staff Accountant, at
(202)
551-3377 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Riaz Sumar
TransAKT Corp.
August 24, 2005
Page 1